Exhibit 99.1

Cipher Pharmaceuticals appoints Stephen Lemieux as Chief Financial Officer

Company also announces appointment of Dr. John Mull as Chair of the Board of Directors

MISSISSAUGA, ON, Sept. 1, 2016 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced that Stephen L. Lemieux, BA, MMPA, CPA, has been appointed Chief Financial Officer and Secretary of the Company, effective September 12, 2016.  Mr. Lemieux replaces Norman Evans, who, as previously announced, is retiring after almost 10 years as the Chief Financial Officer of Cipher. Mr. Evans will continue with Cipher in a consulting capacity to ensure a smooth transition of responsibilities.

Mr. Lemieux, who has more than 13 years of public company experience, most recently served as Vice President and Chief Financial Officer of Nuvo Pharmaceuticals (TSX:NRI) ("Nuvo"), a commercial healthcare company with a portfolio of commercial products and pharmaceutical manufacturing capabilities. He was appointed Chief Financial Officer of Nuvo in January 2012. In his role, Mr. Lemieux was responsible for all of Nuvo's financial operations as well as information technology, manufacturing, human resources and planning. Mr. Lemieux's transactional experience includes licensing and asset sales, debt and equity financing, acquisitions, corporate reorganizations and plans of arrangement.

"We are very pleased to add Stephen to the Cipher team," said Shawn Patrick O'Brien, President and CEO of Cipher. "His extensive public company experience, pharmaceutical industry knowledge and strong transaction background make him an excellent fit, and we look forward to his contributions as we grow the business."

"It's an exciting time to join Cipher and I look forward to working with Shawn and the team to execute the growth strategy," said Mr. Lemieux.

Prior to joining Nuvo in 2007, Mr. Lemieux was the Corporate Controller at Martinrea International Inc., a Tier One automotive supplier. Prior to joining Martinrea, Mr. Lemieux was the Assistant Controller at Magna Powertrain (formerly Tesma International Inc.) and had previously held the position of Manager, Global Financial Reporting. Tesma was a Tier One automotive supplier and a public company listed on the TSX and NASDAQ. Prior to joining Tesma, Mr. Lemieux worked for Ernst & Young performing audit, restructuring and accounting work for its clients. Mr. Lemieux is a Chartered Professional Accountant and holds a Master of Management & Professional Accounting from the University of Toronto.

Further to the August 9, 2016 press release on changes to Cipher's board of directors, the Company also announced that Dr. John Mull has been appointed Chair of the board.

"I look forward to working with my fellow directors and Cipher's senior management team to enhance value for all our shareholders," said Dr. Mull.

About Cipher Pharmaceuticals Inc.
Cipher Pharmaceuticals (NASDAQ:CPHR;TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products with the goal of becoming the most customer-centric dermatology company in North America.

Through multiple transactions, including the acquisition of Innocutis and its nine branded dermatology products, Cipher has built its U.S. commercial presence, expanded its Canadian dermatology franchise and broadened its pipeline. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Craig Armitage, LodeRock Advisors, (416) 347-8954, craig.armitage@loderockadvisors.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 17:00e 01-SEP-16